Exhibit 4.1

EXECUTION VERSION

May 19, 2009

Confirmation of Forward Stock Sale Transaction

To:	Beckman Coulter, Inc.
4300 N. Harbor Boulevard,
Fullerton, California 92834-3100

From:	Morgan Stanley & Co. International plc
c/o Morgan Stanley & Co. Incorporated
1585 Broadway
New York, NY 10036-8293

From:	Morgan Stanley & Co. Incorporated
Solely as Agent
1585 Broadway
New York, NY 10036-8293

Dear Sir/Madam:

The purpose of this letter agreement (this “Confirmation”) is to confirm the terms and conditions of the Transaction entered into between Morgan Stanley & Co. International plc (“Party A”) and Beckman Coulter, Inc. (“Party B”) on the Trade Date specified below (the “Transaction”). This confirmation constitutes a “Confirmation” as referred to in the ISDA Master Agreement specified below.

The definitions and provisions contained in the 2002 ISDA Equity Derivatives Definitions (as published by the International Swaps and Derivatives Association, Inc. (“ISDA”)) (the “Equity Definitions”) are incorporated into this Confirmation. In the event of any inconsistency between the Equity Definitions and this Confirmation, this Confirmation will govern. Any reference to a currency shall have the meaning contained in Annex A to the 1998 ISDA FX and Currency Option Definitions, as published by ISDA.

1.	This Confirmation evidences a complete and binding agreement between Party A and Party B as to the terms of the Transaction to which this Confirmation relates. This Confirmation shall supplement, form a part of, and be subject to an agreement in the form of the 2002 ISDA Master Agreement (the “Agreement”) as if Party A and Party B had executed an agreement in such form on the Trade Date (but without any Schedule except for the election of the laws of the State of New York as the governing law). In the event of any inconsistency between provisions of that Agreement and this Confirmation, this Confirmation will prevail for the purpose of the Transaction to which this Confirmation relates. The parties hereby agree that no Transaction other than the Transaction to which this Confirmation relates shall be governed by the Agreement. For purposes of the Equity Definitions, the Transaction is a Share Forward Transaction.

2.	The terms of the particular Transaction to which this Confirmation relates are as follows:

GENERAL TERMS:

Trade Date:	May 19, 2009

Effective Date:	May 26, 2009

Base Shares:	2,250,000 Shares. On each Settlement Date, the Base Shares

shall be reduced by the number of Settlement Shares for such Settlement Date.

Maturity Date:	May 26, 2010 (or, if such date is not a Scheduled Trading Day, the next following Scheduled Trading Day); provided that if the Maturity Date is a Disrupted Day, then the Maturity Date shall be the first succeeding Scheduled Trading Day that is not a Disrupted Day.

Forward Price:	On the Effective Date, the Initial Forward Price, and on any other day, the Forward Price as of the immediately preceding calendar day, multiplied by the sum of (i) 1, plus (ii) the Daily Rate for such day; provided that on each Forward Price Reduction Date, the Price in effect on such date shall be the Forward Price otherwise in effect on such date, minus the Forward Price Reduction Amount for such Forward Price Reduction Date.

Initial Forward Price:	USD 50.7475 per Share

Daily Rate:	For any day, (i)(A) USD-Federal Funds Rate for such day, minus (B) the Spread, divided by (ii) 360.

USD-Federal Funds Rate:	For any day, the rate set forth for such day opposite the caption “Federal funds”, as such rate is displayed on the page “FEDL01” on the BLOOMBERG Professional Service, or any successor page; provided that if no rate appears on any day on such page, the rate for the immediately preceding day on which a rate appears shall be used for such day.

Spread:	0.90%

Forward Price Reduction Date:	Each of August 6, 2009, November 5, 2009, February 24, 2010 and May 6, 2010.

Forward Price Reduction Amount:	For each Forward Price Reduction Date, the Forward Price Reduction Amount set forth opposite such date on Schedule I.

Shares:	Common stock, $0.10 par value per share, of Beckman Coulter, Inc. (the “Issuer”) (Exchange identifier: “BEC”).

Exchange:	New York Stock Exchange

Related Exchange(s):	All Exchanges

Clearance System:	DTC

Calculation Agent:	Party A. The Calculation Agent shall provide Party B with a schedule of all calculations, adjustments and determinations in reasonable detail and in a timely manner , it being understood that the Calculation Agent shall not be obligated to disclose any proprietary models used by it for such calculations, adjustments or determinations.

Determining Party:	Party A

Exchange Act:	The Securities Exchange Act of 1934, as amended from time to time.

Securities Act:	The Securities Act of 1933, as amended from time to time.

SETTLEMENT TERMS:

Settlement Date:	Subject to the provisions under “Acceleration Events” and “Termination Settlement” below, any Scheduled Trading Day following the Effective Date and up to, and including, the Maturity Date, as designated by Party B in a written notice (a “Settlement Notice”) that satisfies the Settlement Notice Requirements and that (a) if related to any Cash Settlement or Net Share Settlement, is delivered to Party A at least 100 calendar days prior to such Settlement Date (the period from the giving of any such notice to the Settlement Date being the “Cash/Net Share Notice Period”) and (b) if related to Physical Settlement may be delivered at any time and settlement will be completed as promptly as practicable thereafter; provided that (i) subject to clause (ii) below, the Maturity Date shall be a Settlement Date if on such date the Base Shares is greater than zero; (ii) if Cash Settlement or Net Share Settlement applies, any Settlement Date shall (A) if Party A is unable to completely unwind its hedge during the Unwind Period due to the restrictions of Rule 10b-18 under the Exchange Act, (B) if Party A is unable to completely unwind its hedge during the Unwind Period due to the existence of any Suspension Day or Disrupted Day, or (C) if Party A, in its commercially reasonable judgment, is otherwise unable to unwind its hedge during the Unwind Period, in each case, be deferred until the third Scheduled Trading Day following the date on which Party A is able to completely unwind its hedge; provided that such deferral shall not extend beyond the 80th calendar day after the Settlement Date designated in the Settlement Notice (or, if earlier, the Maturity Date), such 80th calendar day (or the Maturity Date, as the case may be) being a Settlement Date to which (x) Cash Settlement or Net Share Settlement, as applicable, will apply with respect to the portion of such Settlement Shares as to which Party A reasonably determines that it has unwound its hedge during the Unwind Period, and (y) Physical Settlement will apply with respect to the remainder of such Settlement Shares; and (iii) no more than three Settlement Dates other than the Maturity Date may be designated by Party B; provided further that if Party A shall fully unwind its hedge during an Unwind Period by a date that is more than three Scheduled Trading Days prior to a Settlement Date specified above, Party A may, by written notice to Party B, specify any Scheduled Trading Day prior to such original Settlement Date as the Settlement Date; provided further that if any Settlement Date specified above is not a Scheduled Trading Day, the Settlement Date shall instead be the next Scheduled Trading Day.

Settlement Shares:	Subject to the provisions under “Acceleration Events” and “Termination Settlement” below, with respect to any Settlement Date, a number of Shares, not to exceed the Base Shares, designated as such by Party B in the related Settlement Notice;

provided that, on the Maturity Date, the number of Settlement Shares shall be equal to the Base Shares on such date; provided further that if a Settlement Date has been specified for a number of Shares equal to the Base Shares on or prior to the Maturity Date and such Settlement Date has been deferred as described above until a date later than the original Maturity Date, the number of Settlement Shares on the original Maturity Date shall be zero.

Settlement:	Subject to the provisions under “Settlement Date” above and “Acceleration Events” and “Termination Settlement” below, Physical, Cash, or Net Share, at the election of Party B as set forth in a Settlement Notice that satisfies the Settlement Notice Requirements; provided that Physical Settlement shall apply if no Settlement Method is selected.

Settlement Notice Requirements:	Notwithstanding any other provisions hereof, a Settlement Notice delivered by Party B that specifies Cash Settlement or Net Share Settlement will not be effective to establish a Settlement Date or require Cash Settlement or Net Share Settlement (as applicable) unless (1) Party B represents in such Settlement Notice that it is Solvent (as defined below) on such date and (2) Party B delivers to Party A with such Settlement Notice a representation signed by Party B substantially in the following form: “As of the date of this Settlement Notice, Beckman Coulter, Inc. is not aware of any material nonpublic information concerning itself or the Shares, and is designating the date contained herein as a Settlement Date in good faith and not as part of a plan or scheme to evade compliance with the federal securities laws.”

Unwind Period:

The period from, and including, the first Scheduled Trading Day following the date on which Party B elects Cash Settlement or Net Share Settlement in respect of a Settlement Date through the third Scheduled Trading Day preceding such Settlement Date.

In the case of Cash Settlement, Party A will be deemed to have completely unwound its hedge upon such time that Party A shall have acquired a number of Shares equal to the number of Settlement Shares.

Unwind Daily Share Amount:	On each Scheduled Trading Day during the Unwind Period, other than a Suspension Day or a Disrupted Day, Party A will, in accordance with the principles of best execution, purchase a number of Shares equal to the lesser of (i) 100% of the applicable volume limitation of Rule 10b-18 for the Shares on such Scheduled Trading Day, without reference to any block purchases, (ii) 15% of the daily trading volume for the Shares on the Exchange on such Scheduled Trading Day, and (iii) the number of Shares necessary to complete the purchases required to calculate the Cash Settlement Amount or the Net Share Settlement Shares, as the case may be.

Physical Settlement:	On any Settlement Date in respect of which Physical Settlement applies, Party B shall deliver to Party A a number of Shares equal to the Settlement Shares for such Settlement Date, and Party A shall deliver to Party B, by wire transfer of immediately available funds to an account designated by Party B, an amount in cash equal to the Physical Settlement Amount for such Settlement Date, on a delivery versus payment basis.

Physical Settlement Amount:	For any Settlement Date in respect of which Physical Settlement applies, an amount in cash equal to the product of the Forward Price on such Settlement Date, and the number of Settlement Shares for such Settlement Date.

Cash Settlement:	On any Settlement Date in respect of which Cash Settlement applies, if the Cash Settlement Amount is a positive number, Party A will pay the Cash Settlement Amount to Party B. If the Cash Settlement Amount is a negative number, Party B will pay the absolute value of the Cash Settlement Amount to Party A. Such amounts shall be paid on the Settlement Date.

Cash Settlement Amount:	For any Settlement Date in respect of which Cash Settlement applies, an amount determined by the Calculation Agent equal to: (1) the product of (i) (A) the Forward Price as of the last day of the applicable Unwind Period, minus (B) the weighted average price at which Party A is able to purchase Shares during the Unwind Period applicable to Cash Settlement to unwind its hedge in compliance with Rule 10b-18 under the Exchange Act as if it applied to Party A during the Unwind Period, minus (C) USD 0.02, and (ii) the number of Settlement Shares for such Settlement Date.

Net Share Settlement:	On any Settlement Date in respect of which Net Share Settlement applies, if the number of Net Share Settlement Shares is a (i) positive number, Party A shall deliver a number of Shares to Party B equal to the Net Share Settlement Shares, and (ii) negative number, Party B shall deliver a number of Shares to Party A equal to the absolute value of the Net Share Settlement Shares; provided that if Party A determines in its good faith judgment that it would be required to deliver Net Share Settlement Shares to Party B, Party A may elect to deliver a portion of such Net Share Settlement Shares on one or more dates prior to the applicable Settlement Date.

Net Share Settlement Shares:	Upon the commencement of an Unwind Period to which Net Share Settlement applies, the Calculation Agent shall calculate the Unwind Settlement Amount applicable to such Unwind Period. The “Unwind Settlement Amount” shall equal (i) the Forward Price as of the last day of the applicable Unwind Period multiplied by (ii) the relevant number of Settlement Shares. On each Scheduled Trading Day during the Unwind Period, Party A shall purchase a number of Shares, consistent with the “Unwind Daily Share Amount” provisions above. At the end of each day upon which such purchases have been made, the Unwind Settlement Amount shall be reduced by an amount equal to the aggregate cost (including a commission of USD0.02 per Share) incurred by Party A to purchase Shares on such day. Party A shall continue purchasing Shares, consistent with the “Unwind Daily Share Amount” provisions above, until the Unwind Settlement Amount has been reduced to zero (such number of Shares, the “Aggregate Unwind Shares”). For any Settlement

Date in respect of which Net Share Settlement applies, the Net Share Settlement Shares shall be (A) the Aggregate Unwind Shares minus (B) the number of Settlement Shares for such Settlement Date.

Settlement Currency:	USD

Failure to Deliver:	Applicable

SUSPENSION OF CASH OR NET SHARE SETTLEMENT:

Suspension Day:	Any day on which Party A determines based on the written advice of counsel that Cash or Net Share Settlement may violate applicable securities laws. Party A shall notify Party B if it receives such written advice from its counsel.

ADJUSTMENTS:

Method of Adjustment:	Calculation Agent Adjustment. Notwithstanding anything in the Equity Definitions to the contrary, the Calculation Agent may make an adjustment pursuant to Calculation Agent Adjustment to any one or more of the Base Shares, the Forward Price and any other variable relevant to the settlement or payment terms of the Transaction.

Additional Adjustment:	If, in Party A’s commercially reasonable judgment, the actual cost to Party A, over any one month period, of borrowing a number of Shares equal to the Base Amount to hedge its exposure to the Transaction exceeds a weighted average rate equal to 25 basis points per annum, the Calculation Agent shall reduce the Forward Price in order to compensate Party A for the amount by which such cost exceeded a weighted average rate equal to 25 basis points per annum during such period. The Calculation Agent shall notify Party B prior to making any such adjustment to the Forward.

EXTRAORDINARY EVENTS:

Extraordinary Events:	In lieu of the applicable provisions contained in Article 12 of the Equity Definitions, the consequences of any applicable Extraordinary Event shall be as specified in “Acceleration Events” and “Termination Settlement” hereunder.

Tender Offer:	Not applicable.

ACCOUNT DETAILS:

Payments to Party A:	To be advised under separate cover or telephone confirmed prior to each Settlement Date.

Payments to Party B:	To be advised under separate cover or telephone confirmed prior to each Settlement Date.

Delivery of Shares to Party A:	To be advised

Delivery of Shares to Party B:	To be advised

3.	Other Provisions:

Conditions to Effectiveness:

The effectiveness of this Confirmation on the Effective Date shall be subject to (i) the condition that the representations and warranties of Party B contained in the Underwriting Agreement and any certificate delivered pursuant thereto by Party B be true and correct on the Effective Date as if made as of the Effective Date, (ii) the condition that Party B have performed all of the obligations required to be performed by it under the Underwriting Agreement on or prior to the Effective Date, and (iii) the satisfaction of all of the conditions set forth in Section 6 of the Underwriting Agreement. In addition, if Party A, in its sole judgment, is unable to borrow and deliver for sale a number of Shares equal to the Base Shares or if, in Party A’s sole judgment it would entail a stock loan cost of more than 200 basis points per annum with respect to all or any portion of such Shares, the effectiveness of this Confirmation shall be limited to the number of Shares Party A may borrow at a cost of not more than 200 basis points per annum.

Additional Representations, Warranties and Agreements of Party B: Party B hereby represents and warrants to, and agrees with, Party A as of the date hereof and on the Effective Date that:

(a)	Any Shares, when issued and delivered in accordance with the terms of the Transaction, will be duly authorized and validly issued, fully paid and nonassessable, and the issuance thereof will not be subject to any preemptive or similar rights.

(b)	Party B has reserved and will keep available, free from preemptive rights, out of its authorized but unissued Shares, solely for the purpose of issuance upon settlement of the Transaction as herein provided, the full number of Shares as shall then be issuable upon settlement of the Transaction. All Shares so issuable shall, upon such issuance, be accepted for listing or quotation on the Exchange.

(c)	The execution, delivery and performance by Party B of this Confirmation (including, without limitation, the issuance and delivery of Shares on any Settlement Date) and compliance by Party B with its obligations hereunder has been duly authorized by all necessary corporate action and does not and will not result in any violation of the provisions of the articles of incorporation or by-laws of Party B or any subsidiary or any applicable law, statute, rule, regulation, judgment, order, writ or decree of any government instrumentality or court, domestic or foreign, having jurisdiction over Party B or any subsidiary or any of their assets, properties or operations.

(d)	No filing with, or authorization, approval, consent, license, order, registration, qualification or decree of, any court or governmental authority or agency is necessary or required for the execution, delivery and performance by Party B of this Confirmation and the consummation of the Transaction (including, without limitation, the issuance and delivery of Shares on any Settlement Date) except (i) such as have been obtained under the Securities Act and (ii) as may be required to be obtained under state securities laws.

(e)	Party B agrees not to repurchase any Shares if, immediately following such repurchase, the Base Shares would be equal to or greater than 9.0% of the number of then-outstanding Shares.

(f)

Party B is as of the date hereof, and after giving effect to the transactions contemplated hereby will be, Solvent. As used in this paragraph, the term “Solvent” means, with respect to a particular date, that on such date (A) the present fair market value (or present fair saleable value) of the assets of Party B is not less than the total amount required to pay the liabilities of Party B on its total existing debts and liabilities (including contingent liabilities) as they become absolute and matured, (B) Party B is able to realize upon its assets and pay its debts and other liabilities, contingent obligations and commitments as they mature and become due in the normal course of business, (C) assuming consummation of the transactions as contemplated by this Agreement, Party B is not incurring debts or liabilities beyond its ability to pay as such debts and liabilities mature, (D) Party B is not engaged in any business or transaction, and does not propose to engage in any business or transaction, for which its property would constitute unreasonably small capital after giving due consideration to the prevailing practice in the industry in which Party B is engaged and (E) Party B is not a defendant in any civil action that could reasonably be expected to result in a judgment that Party B is or would become unable to satisfy.

(g)	Neither Party B nor any “affiliated purchaser” (as such term is defined in Rule 10b-18 of the Exchange Act) of Party B shall take, and Party B shall not cause any “affiliated purchaser” of Party B to take, or refrain from taking, any action that would cause any purchases of Shares by Party A during any Unwind Period relating to any Cash Settlement or Net Share Settlement of the Transaction not to comply with Rule 10b-18 under the Exchange Act; provided, that this Section 3(g) shall not apply to the following: (i) privately negotiated purchases of Shares (or any security convertible into or exchangeable for Shares); (ii) purchases of Shares pursuant to exercises of stock options granted to former or current employees, officers, directors, or other affiliates of Issuer, including the withholding and/or purchase of Shares from holders of such options to satisfy payment of the option exercise price and/or satisfy tax withholding requirements in connection with the exercise of such options; (iii) purchases of Shares from holders of performance shares or units or restricted shares or units to satisfy tax withholding requirements in connection with vesting; (iv) the conversion or exchange by holders of any convertible or exchangeable securities of the Issuer previously issued; (v) purchases of Shares effected by or for a plan by an agent independent of the Issuer that satisfy the requirements of Rule 10b-18(a)(13)(ii); or (vi) subject to the provisions set forth below under the caption “Other Forward,” the settlement of the Other Forward (as defined below).

(h)	Party B will not engage in any “distribution” (as defined in Regulation M under the Exchange Act) with respect to the Shares during any Unwind Period.

(i)	Party B is an “eligible contract participant” (as such term is defined in Section 1a(12) of the Commodity Exchange Act, as amended) and the Transaction was subject to individual negotiation.

(j)	In addition to any other requirements set forth herein, Party B agrees not to elect Cash Settlement or Net Share Settlement if such settlement would result in a violation of the U.S. federal securities laws or any other federal or state law or regulation applicable to Party B.

(k)	The representations and warranties of Party B contained in the Underwriting Agreement and any certificate delivered pursuant thereto by Party B shall be true and correct on the Effective Date as if made as of the Effective Date.

(l)	Party B is not and has not been the subject of any civil proceeding of a judicial or administrative body of competent jurisdiction that could reasonably be expected to impair materially Party B’s ability to perform its obligations hereunder.

(m)	Party B will, by the next succeeding New York Business Day, notify Party A, and concurrently publicly announce, upon obtaining knowledge of the occurrence of any event that would constitute an Event of Default or a Potential Adjustment Event.

Tax Representations:

(a)

Party A and Party B Payer Tax Representations. For the purpose of Section 3(e) of the Agreement, each of Party A and Party B makes the following representation: It is not required by any applicable law, as modified by the practice of any relevant governmental revenue authority, of any Relevant Jurisdiction to make any deduction or withholding for or on account of any Tax from any payment (other than interest under Section 2(e), 6(d)(ii) or 6(e) of the Agreement) to be made by it to the other party under the Agreement. In making this representation, it may rely on: (i) the accuracy of any representation made by the other party pursuant to Section 3(f) of the Agreement; (ii) the satisfaction of the agreement of the other party contained in Section 4(a)(i) or 4(a)(iii) of the Agreement and the accuracy and effectiveness of any document provided by the other party pursuant to Section 4(a)(i) or 4(a)(iii) of the Agreement; and (iii) the satisfaction of the agreement of the other party contained in Section 4(d) of the Agreement, provided that it shall not be a breach of this representation where reliance is placed on clause (ii) and the other party does not deliver a form or document under Section 4(a)(iii) by reason of material prejudice to its legal or commercial position.

(b)	Party A Payee Tax Representations. For the purpose of Section 3(f), Party A makes the following representation(s): It is fully eligible for the benefits of the “Business Profits” provision, the “Interest” provision or the “Other Income” provision (if any) of the Specified Treaty with respect to any payment described in such provisions and received or to be received by it in connection with the Agreement and no such payment is attributable to a trade or business carried on by it through a permanent establishment in the Specified Jurisdiction. Each payment received or to be received by it in connection with the Agreement qualifies as “Business Profits,” “Interest” or “Other Income” under the Specified Treaty.

If such representation applies, then:

“Specified Treaty” means, with respect to a Transaction, the tax treaty applicable between the United States of America and the United Kingdom.

“Specified Jurisdiction” means the United States of America.

Party A is a ‘non-U.S. branch of a foreign person’ as that term is used in section 1.1441-4(a)(3)(ii) of the U.S. Treasury Regulations (the “Regulations”), and Party A is a ‘foreign person’ as that term is used in section 1.6041-4(a)(4) of the Regulations.

(c)	Party B Payee Tax Representations. For the purpose of Section 3(f), Party B makes the following representations: It is a corporation and a United States person with the meaning of the Internal Revenue code of 1986, as amended.

Agreement to Deliver Documents:

For the purpose of Section 4(a)(i) and (ii) of the Agreement, each party agrees to deliver the following documents as applicable:

Tax forms, document or certificates to be delivered are:

Party required to delivery document	Form/Document/Certificate	Date by which to be delivered
Party A and Party B	Any form or document accurately completed and in a manner reasonably satisfactory to the other party that may be required or reasonably requested in order to allow the other party to make a payment under a Transaction without any deduction or withholding for or on account of any Tax or with deduction or withholding at a reduced rate, promptly upon reasonable demand by the other party, including, without limitation, an executed United States Internal Revenue Service Form W-9 or Form W-8BEN and/or W-8ECI (or any successor thereto).	Upon execution of the Agreement, and thereafter promptly upon reasonable demand by the other Party.

Covenant of Party B:

The parties acknowledge and agree that any Shares delivered by Party B to Party A on any Settlement Date will be newly issued Shares and when delivered by Party A (or an affiliate of Party A) to securities lenders from whom Party A (or an affiliate of Party A) borrowed Shares in connection with hedging its exposure to the Transaction will be freely saleable without further registration or other restrictions under the Securities Act in the hands of those securities lenders, irrespective of whether such stock loan is effected by Party A or an affiliate of Party A to hedge Party A’s exposure under the Transaction. Accordingly, Party B agrees that the Settlement Shares that it delivers to Party A on each Settlement Date will not bear a restrictive legend and that such Settlement Shares will be deposited in, and the delivery thereof shall be effected through the facilities of, the Clearance System.

Covenants of Party A:

(a)	Party A shall use any Settlement Shares delivered by Party B to Party A to return to securities lenders to close out borrowings created by Party A (or an affiliate of Party A) in connection with its hedging activities related to exposure under the Transaction.

(b)	In connection with bids and purchases of Shares in connection with any Cash Settlement or Net Share Settlement of the Transaction, Party A shall use commercially reasonable efforts to comply, or cause compliance, with the provisions of Rule 10b-18 under the Exchange Act, as if such provisions were applicable to such purchases.

(c)	Party A shall use its commercially reasonable efforts to maintain its hedge of its exposure to the Transaction by borrowing sufficient number of Shares from lenders at a stock loan cost not to exceed 25 basis points per annum.

Acceleration Events: An Acceleration Event shall occur if:

(a)	Stock Borrow Events. Notwithstanding any other provision hereof, if in its commercially reasonable judgment Party A is unable to hedge Party A’s exposure to the Transaction (a “Stock Borrow Event”) because (i) of the lack of sufficient Shares being made available for Share borrowing by lenders or (ii) it would incur a stock loan cost of more than 200 basis points per annum, Party A shall have the right to designate any Scheduled Trading Day to be a Settlement Date on at least three Scheduled Trading Days’ notice, and to select the number of Settlement Shares for such Settlement Date; provided that the number of Settlement Shares for any Settlement Date so designated by Party A shall not exceed the number of Shares as to which such inability to, or cost limitation with respect to, borrow exists; or

(b)	Share Price Reduction. Notwithstanding any other provision hereof, if the average of the closing bid and offer prices or, if available, the closing sale price per Share on the Exchange for the regular trading session on any Scheduled Trading Day occurring after the Trade Date is less than or equal to USD 20.00, Party A shall have the right to designate any Scheduled Trading Day to be a Settlement Date on at least ten Scheduled Trading Days’ notice, and to select the number of Settlement Shares for such Settlement Date; or

(c)

Dividends and Other Distributions. Notwithstanding any other provision hereof, if on any day occurring after the Trade Date Party B declares a distribution, issue or dividend to existing holders of the Shares of (i) any cash dividend to the extent all cash dividends having an ex-dividend date during the period from, and including, any Forward Price Reduction Date (with each of the Trade Date and the Maturity Date being a Forward Price Reduction Date for purposes of this clause (c) only) to, but excluding, the next subsequent Forward Price Reduction Date exceeds, on a per Share basis, the Forward Price Reduction Amount set forth opposite the first date of any such period on Schedule I (such excess of all cash dividends over such Forward Price Reduction Amount, an “Excess Cash Dividend”) or (ii) share capital or securities of another issuer acquired or owned (directly or indirectly) by Party B as a result of a spin-off or other similar transaction or (iii) any other type of securities (other than Shares), rights or warrants or other assets, which distribution, issue or dividend has a record date on or prior to the final Settlement Date, then Party A shall have the right to designate any Scheduled Trading Day to be a

Settlement Date for the entire Transaction on at least three Scheduled Trading Day’s notice, and to select the number of Shares for such Settlement Date; provided that no adjustment shall be made to the Forward Price in respect of any Excess Cash Dividend; or

(d)	ISDA Early Termination Date. Notwithstanding anything to the contrary herein, in the Agreement or in the Definitions, if Party A has the right to designate an Early Termination Date pursuant to Section 6 of the Agreement (other than as a result of the occurrence of an event listed in Section 5(a)(vii) of the Agreement), Party A shall have the right to designate any Scheduled Trading Day to be a Settlement Date for the entire Transaction on at least three Scheduled Trading Days’ notice; or

(e)	Merger Event. Notwithstanding any other provision hereof, if on any day occurring after the Trade Date the board of directors of Party B votes to approve, or there is a public announcement by the Company of, in either case any action that, if consummated, would constitute a Merger Event (as defined in the Equity Definitions), Party B shall notify Party A of any such vote or announcement within one Scheduled Trading Day (and, in the case of any such vote, Party B also covenants and agrees to publicly announce the occurrence of such vote within one Scheduled Trading Day thereof). Thereafter, Party A shall have the right to designate any Scheduled Trading Day to be a Settlement Date for the entire Transaction on at least three Scheduled Trading Days’ notice; or

(f)	Other Events. Notwithstanding anything to the contrary herein, in the Agreement or in the Equity Definitions, if a Nationalization, Delisting (as provided further in the next sentence) or Change in Law (other than as specified in clause (Y) of the definition thereof) occurs, Party A shall have the right to designate any Scheduled Trading Day to be a Settlement Date for the entire Transaction on at least three Scheduled Trading Days’ notice and Party A shall be the Determining Party. In addition to the provisions of Section 12.6(a)(iii) of the Equity Definitions, it will also constitute a Delisting if the Exchange is located in the United States and the Shares are not immediately re-listed, re-traded or re-quoted on any of the New York Stock Exchange, the NASDAQ Global Select Market or the NASDAQ Global Market (or their respective successors); if the Shares are immediately re-listed, re-traded or re-quoted on any such exchange or quotation system, such exchange or quotation system shall be deemed to be the Exchange. For the avoidance of doubt, Physical Settlement shall apply in the case of any Settlement Date designated in respect of a Nationalization or Delisting.

Termination Settlement:

If a Settlement Date is specified following an Acceleration Event (a “Termination Settlement Date”), Physical Settlement shall apply with respect to such Termination Settlement Date as set forth above, and subject to the provisions described under “Limit on Beneficial Ownership” below. If, upon designation of a Termination Settlement Date by Party A, Party B fails to deliver the Settlement Shares relating to such Termination Settlement Date when due or otherwise fails to perform its obligations in connection therewith, it shall be an Event of Default with respect to Party B and Section 6 of the Agreement shall apply. If an Acceleration Event occurs during an Unwind Period relating to a number of Settlement Shares to which Cash Settlement or Net Share Settlement applies, then on the Termination Settlement Date relating to such Acceleration Event, notwithstanding any election to the contrary by Party B, Cash Settlement or Net Share Settlement (as previously elected by Party B) shall apply to the portion of the Settlement Shares relating to such Unwind Period as to which Party A has unwound its hedge, and Physical Settlement shall apply in respect of (x) the remainder (if any) of such Settlement Shares and (y) the Settlement Shares designated by Party A in respect of such Termination Settlement Date.

Private Placement Procedures:

If Party B is unable to comply with the provisions of “Covenant of Party B” above because of a change in law or a change in the policy of the Securities and Exchange Commission or its staff, or Party A otherwise determines that in its reasonable opinion, based on the advice of counsel, any Settlement Shares to be delivered to Party A by Party B may not be freely returned by Party A or its affiliates to securities lenders as described under “Covenant of Party B” above, then delivery of any such Settlement Shares (the “Restricted Shares”) shall be effected pursuant to Annex A hereto, unless waived by Party A.

Rule 10b5-1:

It is the intent of Party A and Party B that the purchase of Shares by Party A during any Unwind Period comply with the requirements of Rule 10b5-1(c)(i)(B) of the Exchange Act and that this Confirmation shall be interpreted to comply with the requirements of Rule 10b5-1(c).

Party B acknowledges that, except as otherwise provided herein, (i) during any Unwind Period Party B does not have, and shall not attempt to exercise, any influence over how, when or whether to effect purchases of Shares by Party A (or its agent or affiliate) in connection with this Confirmation and (ii) Party B is entering into the Agreement and this Confirmation in good faith and not as part of a plan or scheme to evade compliance with federal securities laws including, without limitation, Rule 10b-5 promulgated under the Exchange Act.

Party B hereby agrees with Party A that during any Unwind Period Party B shall not communicate, directly or indirectly, any material non-public information (within the meaning of any applicable securities laws) to any Equity Personnel (as defined below). “Equity Personnel” means any employee on the trading side of Morgan Stanley & Co. Incorporated and does not include Anthony Cicia.

Interpretive Letter:

The parties intend for this Confirmation to constitute a “Contract” as described in the letter dated October 6, 2003 submitted by Robert W. Reeder and Leslie N. Silverman to Paula Dubberly of the staff of the Securities and Exchange Commission (the “Staff”) to which the Staff responded in an interpretive letter dated October 9, 2003.

Maximum Share Delivery:

Notwithstanding any other provision of this Confirmation, in no event will Party B be required to deliver on any Settlement Date, whether pursuant to Physical Settlement, Net Share Settlement, Termination Settlement or Private Placement Settlement, more than 4,500,000 Shares to Party A.

Assignment:

Party A may assign or transfer any of its rights or delegate any of its duties hereunder to any affiliate of Party A or any entity organized or sponsored by Party A without the prior written consent of Party B; provided that such assignee’s obligations shall be guaranteed by Morgan Stanley. Notwithstanding any other provision of this Confirmation to the contrary requiring or allowing Party A to purchase or receive any Shares from Party B, Party A may designate any of its affiliates to purchase or receive such Shares or otherwise to perform Party A’s obligations in respect of the Transaction and any such designee may assume such obligations, and Party A shall be discharged of its obligations to Party B to the extent of any such performance.

Guarantee of Party A

Morgan Stanley shall guarantee all obligations of Party A under this Confirmation and shall execute a Guarantee in the form attached as Annex B in favor of Party B. The Guarantee shall be a Credit Support Document.

Matters Relating to Agent:

(a)	As a broker-dealer registered with the U.S. Securities and Exchange Commission, Morgan Stanley & Co. Incorporated in its capacity as agent (the “Agent”), will be responsible for (i) effecting the Transaction, (ii) issuing all required confirmations and statements to Party A and Party B and (iii) maintaining books and records relating to the Transaction.

(b)	Morgan Stanley & Co. Incorporated shall act as “agent” for Party A and Party B within the meaning of Rule 15a-6 under the Securities Exchange Act of 1934 in connection with the Transaction.

(c)	The Agent, in its capacity as such, shall have no responsibility or liability (including, without limitation, by way of guarantee, endorsement or otherwise) to Party A or Party B or otherwise in respect of the Transaction, including, without limitation, in respect of the failure of Party A or Party B to pay or perform under this Confirmation, except for its gross negligence or willful misconduct in performing its duties as Agent hereunder.

(d)	Each of Party A and Party B agree to proceed solely against the other to collect or recover any securities or monies owing to Party A or Party B, as the case may be, in connection with or as a result of the Transaction.

(e)	The Agent will be Party A’s agent for service of process for the purpose of Section 13(c) of the Agreement.

Indemnity:

Party B agrees to indemnify Party A and its affiliates and their respective directors, officers, agents and controlling parties (Party A and each such affiliate or person being an “Indemnified Party”) from and against any and all losses, claims, damages and liabilities, joint and several, incurred by or asserted against such Indemnified Party arising out of, in connection with, or relating to, any breach of any covenant or representation made by Party B in this Confirmation or the Agreement and will reimburse any Indemnified Party for all reasonable expenses (including reasonable legal fees and expenses) as they are incurred in connection with the investigation of, preparation for, or defense of any pending or threatened claim or any action or proceeding arising therefrom, whether or not such Indemnified Party is a party thereto. Party B will not be liable under this Indemnity paragraph to the extent that any loss, claim, damage, liability or expense is found in a final and nonappealable judgment by a court of competent jurisdiction to have resulted from Party A’s gross negligence, fraud, bad faith and/or willful misconduct.

Miscellaneous:

Non-Reliance:	Applicable

Additional Acknowledgements:	Applicable

Agreements and Acknowledgments Regarding Hedging Activities:	Applicable

4.	The Agreement is further supplemented by the following provisions:

Status of Claims in Bankruptcy:

Party A acknowledges and agrees that this confirmation is not intended to convey to Party A rights with respect to the transactions contemplated hereby that are senior to the claims of common stockholders in any U.S. bankruptcy proceedings of Party B; provided, however, that nothing herein shall limit or shall be deemed to limit Party A’s right to pursue remedies in the event of a breach by Party B of its obligations and agreements with respect to this Confirmation and the Agreement; and provided further, that nothing herein shall limit or shall be deemed to limit Party A’s rights in respect of any transaction other than the Transaction.

Agreement Regarding Set-off and Collateral:

Notwithstanding Section 6(f) or any other provision of the Agreement or any other agreement between the parties to the contrary, the obligations of Party B hereunder are not secured by any collateral. Obligations under the Transaction shall not be set off against any other obligations of the parties, whether arising under the Agreement, this Confirmation, under any other agreement between the parties hereto, by operation of law or otherwise, and no other obligations of the parties shall be set off against obligations under the Transaction, whether arising under the Agreement, this Confirmation, under any other agreement between the parties hereto, by operation of law or otherwise, and each party hereby waives any such right of setoff. In calculating any amounts under Section 6(e) of the Agreement, notwithstanding anything to the contrary in the Agreement, (a) separate amounts shall be calculated as set forth in such Section 6(e) with respect to (i) the Transaction and (ii) all other Transactions, and (b) such separate amounts shall be payable pursuant to Section 6(d)(ii) of the Agreement.

Bankruptcy:

Notwithstanding anything to the contrary herein, in the Agreement or in the Equity Definitions, upon the occurrence of an Insolvency, Insolvency Filing of Party B or an Event of Default of the type described in Section 5(a)(vii) of the Agreement (a “Bankruptcy”) with respect to Party B, the Transaction shall automatically terminate on the date of such occurrence without further liability of either party under this Confirmation to the other party (except for any liability in respect of any breach of representation or covenant by a party under this Confirmation prior to the date of such Insolvency, Insolvency Filing or Bankruptcy).

Limit on Beneficial Ownership:

Notwithstanding any other provisions hereof, Party A shall not be entitled to take delivery of any Shares deliverable hereunder (whether in connection with the purchase of Shares on any Settlement Date or any Termination Settlement Date, any Private Placement Settlement or otherwise) to the extent (but only to the extent) that, after such receipt of any Shares hereunder, Party A and each person subject to aggregation of Shares with Party A under Section 13 or Section 16 of the Exchange Act and rules promulgated thereunder (the “Party A Group”) would directly or indirectly beneficially own (as such term is defined for purposes of Section 13 or Section 16 of the Exchange Act and rules promulgated thereunder) in excess of 9.0% of the then outstanding Shares (the “Threshold Number of Shares”). Any purported delivery hereunder shall be void and have no effect to the extent (but only to the extent) that, after such delivery, the Party A Group would directly or indirectly so beneficially own in excess of the Threshold Number of Shares. If any delivery owed to Party A hereunder is not made, in whole or in part, as a result of this provision, Party B’s obligation to make such delivery shall not be extinguished and Party B shall make such delivery as promptly as practicable after, but in no event later than one Clearance System Business Day after, Party A gives notice to Party B that, after such delivery, the Party A Group would not directly or indirectly so beneficially own in excess of the Threshold Number of Shares.

In addition, notwithstanding anything herein to the contrary, if any delivery owed to Party A hereunder is not made, in whole or in part, as a result of the immediately preceding paragraph, Party A shall be permitted to make any payment due in respect of such Shares to Party B in two or more tranches that correspond in amount to the number of Shares delivered by Party B to Party A pursuant to the immediately preceding paragraph.

If Net Share Settlement would result in the Party A Group directly or indirectly beneficially owning (as such term is defined for purposes of Section 13 or Section 16 of the Exchange Act and rules promulgated thereunder) in excess of 9.0% of the then outstanding Shares in connection with closing out its hedge position, Party A would be allowed to partially settle the Transaction based on its purchase of that amount of Shares, and then to purchase the amount or amounts of additional Shares necessary to settle the remainder of the Transaction, and to make the associated deliveries at such times as determined by the Calculation Agent.

Other Forward:

Party A acknowledges that Party B has entered into two substantially identical forward transactions for its Shares on the date hereof (the “Other Forwards”) with an affiliate of Goldman, Sachs & Co. Party A and Party B agree that if Party B designates a Settlement Date with respect to either of the Other Forwards and for which Cash Settlement or Net Share Settlement is applicable, and the resulting Unwind Period for such Other Forward coincides for any period of time with an Unwind Period for the Transaction (the “Overlap Unwind Period”), Party B shall notify Party A prior to the commencement of such Overlap Unwind Period, and Party A shall only be permitted to purchase Shares to unwind its hedge in respect of the Transaction on every other Exchange Business Day that is not a Suspension Day during such Overlap Unwind Period, commencing on the first day of such Overlap Unwind Period; provided that if such first day of such Overlap Unwind Period is a day on which Party A is contractually prohibited from purchasing Shares to unwind its hedge in respect of any other transaction pursuant to any provision substantially similar to the provision immediately preceding this proviso, then Party A shall only be permitted to purchase Shares to unwind its hedge in respect of the Transaction on every other Exchange Business Day during such Overlap Unwind Period, commencing on the second day of such Overlap Unwind Period.

Severability:

If any term, provision, covenant or condition of this Confirmation, or the application thereof to any party or circumstance, shall be held to be invalid or unenforceable in whole or in part for any reason, the remaining terms, provisions, covenants, and conditions hereof shall continue in full force and effect as if this Confirmation had been executed with the invalid or unenforceable provision eliminated, so long as this Confirmation as so modified continues to express, without material change, the original intentions of the parties as to the subject matter of this Confirmation and the deletion of such portion of this Confirmation will not substantially impair the respective benefits or expectations of parties to this Agreement; provided, however, that this severability provision shall not be applicable if any provision of Section 2, 5, 6 or 13 of the Agreement (or any definition or provision in Section 14 to the extent that it relates to, or is used in or in connection with any such Section) shall be so held to be invalid or unenforceable.

Miscellaneous:

(a)	Addresses for Notices. For the purpose of Section 12(a) of the Agreement:

Address for notices or communications to Party A:

Address:	Morgan Stanley & Co. International plc
c/o Morgan Stanley & Co. Incorporated
1585 Broadway
New York, NY 10036-8293

	Attention:	Angela Proske
	Telephone Number:	212-537-1572

	Facsimile Number:	212-507-0483

Address for notices or communications to Party B:

Address:	Beckman Coulter, Inc.
4300 N. Harbor Boulevard,
Fullerton, California 92834-3100

	Attention:	General Counsel
	Telephone Number:	714-773-6955
	Facsimile Number:	713-773-7936

(b)	Waiver of Right to Trial by Jury. Each party waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect of any suit, action or proceeding relating to this Confirmation or any Agreement. Each party (i) certifies that no representative, agent or attorney of the other party has represented, expressly or otherwise, that such other party would not, in the event of such a suit action or proceeding, seek to enforce the foregoing waiver and (ii) acknowledges that it and the other party have been induced to enter into this Confirmation by, among other things, the mutual waivers and certifications in this Section.

(c)	Exclusive Jurisdiction. Section 13(b) of the Agreement is hereby amended by (i) deleting the words “non-exclusive” in Section 13(b)(i)(2) and replacing them with the word “exclusive”, and (ii) inserting after the word “law” in Section 13(b)(iii) the words “and subject to Section 13(b)(i)(2).”

Please confirm that the foregoing correctly sets forth the terms of our agreement by signing and returning this Confirmation.

Yours faithfully,

Morgan Stanley & Co. International plc

By:	/s/ Rajul Patel
Name:	Rajul Patel
Title:	Executive Director

Morgan Stanley & Co. Incorporated, as Agent

By:	/s/ John D. Tyree
Name:	John D. Tyree
Title:	Managing Director

Confirmed as of the date first written above:

Beckman Coulter, Inc.

By:	/s/ Charles P. Slacik
Name:	Charles P. Slacik
Title:	Vice President and Chief Financial Officer

SCHEDULE I

Forward Price Reduction Date	Forward Price Reduction Amount
Trade Date	USD 0.00
August 6, 2009	USD 0.17
November 5, 2009	USD 0.18
February 24, 2010	USD 0.18
May 6, 2010	USD 0.18

S-1

ANNEX A

PRIVATE PLACEMENT PROCEDURES

(i)	If Party B delivers the Restricted Shares pursuant to this clause (i) (a “Private Placement Settlement”), then delivery of Restricted Shares by Party B shall be effected in customary private placement procedures with respect to such Restricted Shares reasonably acceptable to Party A; provided that if, on or before the date that a Private Placement Settlement would occur, Party B has taken, or caused to be taken, any action that would make unavailable either the exemption pursuant to Section 4(2) of the Securities Act for the sale by Party B to Party A (or any affiliate designated by Party A) of the Restricted Shares or the exemption pursuant to Section 4(1) or Section 4(3) of the Securities Act for resales of the Restricted Shares by Party A (or any such affiliate of Party A) or Party B fails to deliver the Restricted Shares when due or otherwise fails to perform obligations within its control in respect of a Private Placement Settlement, it shall be an Event of Default with respect to Party B and Section 6 of the Agreement shall apply. The Private Placement Settlement of such Restricted Shares shall include customary representations, covenants, blue sky and other governmental filings and/or registrations, indemnities to Party A, due diligence rights (for Party A or any designated buyer of the Restricted Shares by Party A), opinions and certificates, auditors “comfort letters” and such other documentation as is customary for private placement agreements, all reasonably acceptable to Party A. In the case of a Private Placement Settlement, Party A shall, in its good faith discretion, adjust the terms of the Transaction, including (but not limited to) the Forward Price and the number of Restricted Shares to be delivered to Party A hereunder, in a commercially reasonable manner to reflect the fact that such Restricted Shares may not be freely returned to securities lenders by Party A and may only be saleable by Party A at a discount to reflect the lack of liquidity in Restricted Shares. Notwithstanding the Agreement or this Confirmation, the date of delivery of such Restricted Shares shall be the Clearance System Business Day following notice by Party A to Party B of the number of Restricted Shares to be delivered pursuant to this clause (i). For the avoidance of doubt, delivery of Restricted Shares shall be due as set forth in the previous sentence and not be due on the Settlement Date or Termination Settlement Date that would otherwise be applicable.

(ii)	If Party B delivers any Restricted Shares in respect of the Transaction, unless it is advised by counsel that any of the following actions would violate applicable securities laws because of a change in law or a change in the policy of the Securities and Exchange Commission or its staff after the Trade Date, Party B agrees that (i) such Shares may be transferred by and among Party A and its affiliates and (ii) after the minimum “holding period” within the meaning of Rule 144(d) under the Securities Act has elapsed after the applicable Settlement Date, Party B shall promptly remove, or cause the transfer agent for the Shares to remove, any legends referring to any transfer restrictions from such Shares upon delivery by Party A (or such affiliate of Party A) to Party B or such transfer agent of seller’s and broker’s representation letters customarily delivered by Party A or its affiliates in connection with resales of restricted securities pursuant to Rule 144 under the Securities Act, each without any further requirement for the delivery of any certificate, consent, agreement, opinion of counsel, notice or any other document, any transfer tax stamps or payment of any other amount or any other action by Party A (or such affiliate of Party A).

A-1

ANNEX B

FORM OF MS GUARANTEE

B-1